FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 18, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Second Quarter Ended June 30, 2015

August 18, 2015

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited IFRS financial results for the three months ended June 30, 2015.

Key Financial Highlights of Q2 2015

•                  Consolidated group revenue increased 3.9% y-o-y to RUB 102.7 bln

•                  Total revenue in Russia rose 4.4% y-o-y to RUB 94.3 bln

•                  Mobile service revenue in Russia improved 2.8% y-o-y to RUB 72.7 bln

•                  Data traffic revenue in Russia grew 23.4% y-o-y to RUB 18.9 bln

•                  Handset sales increased 26.7% y-o-y to RUB 7.6 bln

•                  Group OIBDA down 2.1% to RUB 42.7 bln

•                  OIBDA in Russia rose 2.2% y-o-y to RUB 41.2 bln

•                  MTS reaffirms its Group guidance:

•             Group revenue growth of more than 2%

•             Revenue growth in MTS Russia more than 3%

•             Group OIBDA margin of more than 40%

•                  MTS revises its FY2015 CAPEX guidance to RUB 92 bln to reflect planned investments in 3G network development in Ukraine

Key Corporate and Industry Highlights

•                  Signed a USD 200 mln equivalent term loan facility agreement with China Development Bank Corporation (“CDB”) in renminbi and US dollars

•                  Completed dividend payment of RUB 19.56 per ordinary MTS share (RUB 39.12 per ADR), or a total of RUB 40.419 bln based on the full-year 2014 financial results

•                  Semi-annual dividend recommendation by the MTS Board of RUB 5.61 per ordinary MTS share (RUB 11.22 per ADR), or a total of RUB 11.592 bln based on H1 2015 financial results

•                  Signed binding agreements to acquire 100% of the shares of NVision Group JSC, the developer and owner of the MTS billing system and one of the largest system integrators and complex IT solutions providers in Russia, for a total enterprise value up to RUB 15 billion, including debt

Commentary

Mr. Andrei Dubovskov, MTS President and CEO, commented, “In Q2 2015, we delivered Group revenue growth of 3.9% to RUB 102.7 bln. Data adoption continues to drive growth in Russia and other markets, while recent changes in our approach to distribution have helped boost handset revenue. Adjusted OIBDA fell year-over-year to RUB 42.7 bln. Our OIBDA margin came in at 41.6%. This reduction from last year is due largely to a lower contribution from our Ukraine business given the cessation of operations in Crimea, ongoing turbulence in the East of Ukraine and hryvna devaluation, as well as to costs related to our re-launch in Uzbekistan.”

Mr. Vasyl Latsanych, MTS Vice President for Marketing, said, “For the quarter, total revenue in Russia grew to RUB 94.3 bln rubles or 4.4% year-over-year. Our service revenue grew by 2.8% year-over-year to RUB 72.7 bln driven by a 23.4% increase in data traffic revenues and strong subscriber additions. The growth was boosted by rising smartphone penetration, which reached nearly 45% of the active base. In spite of a slowdown in retail markets, we saw a surge in sales of smartphones in our retail stores following our decision to reduce to further drive data penetration. This initiative is a part of our efforts to enhance our mobile market share by driving foot-traffic to our stores in light of the recent changes in the mobile retail landscape in Russia.”

Mr. Alexey Kornya, MTS Vice President for Finance and Investments, said, “In Russia, OIBDA came in at RUB 41.2bln, or 2.2% above Q2 2014. Quarter-over-quarter, OIBDA increased 8.1%, or over twice the pace of revenue growth. While stronger roaming revenues and increase in prices of international calling did contribute to the growth, we also saw OIBDA expansion due to lower dealer commissions as we implement our new retail strategy. Another factor pressuring margins is our increase in handset sales, which translated to a 0.9 percentage point decline in OIBDA margin year-over-year. Group net profit improved during the quarter by 57% to RUB 17.1 bln. Our bottom line was boosted by revenue and OIBDA dynamics, as well as a non-cash RUB 3.6 bln FOREX gain on the value of our non-ruble denominated debt.”

Mr. Andrei Dubovskov concluded, “As our Q2 results clearly demonstrate, we were able to sustain the market—leading pace of service revenue growth by increasing high-quality customer additions in our controlled sales channel in spite of changes in distribution in Russia. Given the solid performance in the first half of the year, we believe we are fully on track to meet our annual guidance of the Group revenue growth of at least 2%, revenue growth in Russia of at least 3% and Group OIBDA margin of at least 40%. While we do see upside to revenue performance, we believe it is prudent to reiterate the guidance in light of the uncertain macroeconomic environment and sustained currency volatility in our markets of operation.”

Additional Information

MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group.

MTS affirms that the alleged activities related to MTS’s business in Uzbekistan have been referenced in a civil forfeiture complaint, filed by US Department of Justice (DOJ) in the U.S. District Court, Southern District of New York (Manhattan), directed at certain assets of an unnamed Uzbek government official. The Complaint alleges among other things that MTS and certain other parties made corrupt payments to the unnamed Uzbek official to assist their entrance and operations in the Uzbekistan telecommunications market. The Complaint is solely directed towards assets held by the unnamed Uzbek official, and none of MTS’s assets are affected by the Complaint.

As MTS disclosed in March 2014, both the US Securities and Exchange Commission (SEC) and DOJ are currently conducting an investigation related to MTS’s former operations in Uzbekistan. As previously disclosed, the Company has received requests for documents and information from both the SEC and DOJ and continues to cooperate with these investigations in good faith.

Conference Call

The conference call will start today at: 18.00 hrs (Moscow time); 16.00 hrs (London time); 11.00 hrs (US Eastern time)

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 7639515

From Russia: + 7 495 213 0977

From the UK: +44(0)20 3427 0503

From the US: +1 212 444 0895

The conference call will also be available at: http://www.mtsgsm.com/news/reports/ via audio webcast.

A replay of the conference call will be available for seven days on the following telephone numbers:

From the US: +1 347 366 9565    PIN 9328560#

From the UK: +44 (0)20 3427 0598    PIN 9328560#

From Russia: +7 (495) 705 9453    PIN 9328560#

This press release provides a summary of some of the key financial and operating indicators for the period ended June 30, 2015. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

RUB mln	Q2’15	Q2’14	y-o-y		Q1’15	q-o-q
Revenues	102,691	98,879	3.9%		100,182	2.5%
Adjusted OIBDA	42,722	43,661	-2.1%		41,309	3.4%
- margin	41.6%	44.2%	-2.6	pp	41.2%	0.4	pp
Adjusted operating profit	22,501	25,334	-11.2%		20,861	7.9%
- margin	21.9%	25.6%	-3.7	pp	20.8%	1.1	pp
Net profit	17,074	21,810	-21.7%		10,887	56.8%
- margin	16.6%	22.1%	-5.5	pp	10.9%	5.7	pp

Russia Highlights

RUB mln	Q2’15	Q2’14	y-o-y		Q1’15	q-o-q
Revenues(1)	94,336	90,390	4.4%		90,423	4.3%
- mobile	72,749	70,739	2.8%		70,521	3.2%
- fixed	15,706	15,584	0.8%		15,319	2.5%
-sales of handsets & accessories	7,607	6,003	26.7%		6,258	21.6%
OIBDA	41,245	40,338	2.2%		38,171	8.1%
- margin	43.7%	44.6%	-0.9	pp	42.2%	1.5	pp
Net profit	18,746	19,618	-4.4%		9,109	105.8%
- margin	19.9%	21.7%	-1.8	pp	10.1%	9.8	pp

	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
ARPU (RUB)	335.5	357.6	336.5	315.4	323.6
MOU (min)	373	377	393	367	388
Churn rate (%)	10.9%	9.2%	11.0%	10.1%	9.1%

Ukraine Highlights

UAH mln	Q2’15	Q2’14	y-o-y		Q1’15	q-o-q
Revenues	2,419	2,570	-5.9%		2,631	-8.1%
Adjusted OIBDA	942	1,279	-26.3%		1,238	-23.9%
- margin	38.9%	49.8%	-10.9	pp	47.0%	-8.1	pp
Net profit	214	771	-72.2%		1,096	-80.5%
- margin	8.8%	30.0%	-21.2	pp	41.6%	-32.8	pp

	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
ARPU (UAH)	38.4	41.2	34.8	42.7	39.2
MOU (min)	575	483	480	508	502
Churn rate (%)	4.5%	4.6%	17.6%	5.5%	5.6%
SAC (UAH)	50.8	63.4	69.3	69.2	86.7
- dealer commission	31.2	37.5	40.0	44.6	48.7
- adv&mktg	13.3	17.0	20.3	16.6	25.8
- handset subsidy	0.8	1.7	2.8	0.2	1.9
- SIM card & voucher	5.6	7.1	6.2	7.7	10.4

(1) Revenue, net of intercompany between mobile and fixed

Armenia Highlights

AMD mln	Q2’15	Q2’14	y-o-y		Q1’15	q-o-q
Revenues	18,479	18,876	-2.1%		16,921	+9.2%
OIBDA	8,491	9,043	-6.1%		8,147	+4.2%
- margin	45.9%	47.9%	-2.0	pp	48.1%	-2.2	pp
Net profit	4,078	11,911	-65.8%		2,420	68.5%
- margin	22.1%	63.1%	-41.0	pp	14.3%	7.8	pp

	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
ARPU (AMD)	2,939.3	3,378.6	2,956.6	2,565.4	2,835.7
MOU (min)	516	527	523	493	536
Churn rate (%)	7.7%	9.0%	9.5%	8.7%	8.4%
SAC (AMD)	5,302.3	4,773.3	6,261.6	5,545.7	5,766.7

Turkmenistan Highlights

TMT mln	Q2’15	Q2’14	y-o-y		Q1’15	q-o-q
Revenues	71	69	3.1%		72	-0.6%
OIBDA	27	31	-13.0%		26	3.1%
- margin	37.4%	44.3%	-6.9	pp	36.0%	1.4	pp
Net profit	13	19	-28.0%		12	11.7%
- margin	18.8%	26.9%	-8.1	pp	16.7%	2.1	pp

	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
ARPU (TMT)	13.6	14.1	14.8	13.7	14.4
MOU (min)	574	564	553	504	515
Churn rate (%)	10.4%	11.2%	10.3%	12.1%	13.0%
SAC (TMT)	24.1	26.7	26.1	28.9	28.3

Uzbekistan Highlights

UZS mln	Q2’15	Q1’15	q-o-q
Revenues	37,398	19,292	93.9%
OIBDA	(22,235)	(38,819)	n/a
- margin	n/a	n/a	n/a
Net loss	(28,123)	(41,853)	n/a
- margin	n/a	n/a	n/a

	Q4’14	Q1’15	Q2’15
ARPU (UZS)	—	21,027	23,373
MOU (min)	—	356	462
Churn rate (%)	—	8.4%	13.0%

Belarus Highlights

BYR bln	Q2’15	Q2’14	y-o-y		Q1’15	q-o-q
Revenues	1,302	1,238	5.2%		1,174	10.9%
Adjusted OIBDA	673	632	6.5%		640	5.2%
- margin	51.7%	51.1%	0.6	pp	54.5%	-2.8	pp
Net profit	368	277	32.7%		478	-23.1%
- margin	28.2%	22.4%	5.8	pp	40.7%	-12.5	pp

	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
ARPU (BYR 000’s)	68.5	72.2	74.3	68.8	73.3
MOU (min)	491	498	480	448	470
Churn rate (%)	4.7%	5.5%	5.8%	5.1%	4.7%
SAC (BYR 000’s)	154.2	158.8	189.1	201.5	222.8

CAPEX Highlights

RUB mln	FY 2014	6M 2015
Russia	85,491	49,351
- as % of rev	22.8%	26.7%
Ukraine(2)	4,210	3,564
- as % of rev	12.8%	25.8%
Armenia	1,142	171
- as % of rev	16.0%	4.0%
Turkmenistan	1,084	314
- as % of rev	28.4%	13.4%
Uzbekistan	1	241
- as % of rev	0.6%	19.0%
Group(2)	91,929	53,641
- as % of rev	22.4%	26.4%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems PJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia, Belarus, and Uzbekistan, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

(2)  Excluding purchase of 3G license in Ukraine in the amount of RUB 7,044 bln

Attachments to the Second Quarter 2015
Earnings Press Release

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS,  as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use a term Adjusted for OIBDA and operating income when there were significant excluded one off effects.  OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (RUB mln)	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
Operating profit	25,334	33,464	22,852	19,163	22,501
Less: Gain from reentrance in Uzbekistan	—	(3,604)	(3,130)		—
Add: Provision for cash balances deposited in distressed Ukrainian banks	—	—	5,138	1,698	—
Adjusted operating profit	25,334	29,860	24,860	20,861	22,501
Add: D&A	18,326	19,107	19,486	20,448	20,221
Adjusted OIBDA	43,661	48,967	44,346	41,309	42,722

Russia (RUB mln)	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
Operating profit	24,205	28,324	24,299	21,091	23,728
Add: D&A	16,133	17,156	17,065	17,080	17,517
OIBDA	40,338	45,481	41,365	38,171	41,245

Ukraine (RUB mln)	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
Operating profit/(loss)	2,167	2,075	(3,468)	693	1,190
Add: Provision for cash balances deposited in distressed Ukrainian banks	—	—	5,138	1,698	—
Adjusted operating profit	2,167	2,075	1,670	2,391	1,190
Add: D&A	1,660	1,410	1,448	1,344	1,107
Adjusted OIBDA	3,826	3,485	3,118	3,735	2,297

Armenia (RUB mln)	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
Operating profit	347	642	464	436	412
Add: D&A	419	425	523	623	525
OIBDA	766	1,067	986	1,059	937

Turkmenistan (RUB mln)	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
Operating profit	255	246	329	252	237
Add: D&A	122	133	177	205	165
OIBDA	377	379	506	458	402

Uzbekistan (RUB mln)	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
Operating loss	—	—	—	(2,134)	(1,373)
Add: D&A	—	—	—	1,209	917
OIBDA	—	—	—	(925)	(455)

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
Operating margin	25.6%	31.2%	21.3%	19.1%	21.9%
Less: Gain from reentrance in Uzbekistan	—	(3.4)%	(2.9)%	—	—
Add: Provision for cash balances deposited in distressed Ukrainian banks	—	—	4.8%	1.7%	—
Adjusted operating margin	25.6%	27.9%	23.2%	20.8%	21.9%
Add: D&A	18.5%	17.8%	18.2%	20.4%	19.7%
Adjusted OIBDA margin	44.2%	45.7%	41.4%	41.2%	41.6%

Russia	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
Operating margin	26.8%	28.6%	24.8%	23.3%	25.2%
Add: D&A	17.8%	17.3%	17.4%	18.9%	18.6%
OIBDA margin	44.6%	45.8%	42.2%	42.2%	43.7%

Ukraine	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
Operating margin	28.2%	25.6%	(46.4)%	8.8%	20.2%
Add: Provision for cash balances deposited in distressed Ukrainian banks	—	—	68.8%	21.5%	—
Adjusted operating margin	28.2%	25.6%	22.4%	30.2%	20.2%
Add: D&A	21.6%	17.4%	19.4%	17.0%	18.8%
Adjusted OIBDA margin	49.8%	43.0%	41.7%	47.3%	38.9%

Armenia	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
Operating margin	21.7%	32.9%	21.7%	19.8%	20.1%
Add: D&A	26.2%	21.8%	24.4%	28.3%	25.7%
OIBDA margin	47.9%	54.6%	46.1%	48.1%	45.8%

Turkmenistan	Q2’14	Q3’14	Q4’14	Q1’15	Q2’15
Operating margin	29.9%	27.1%	26.2%	19.8%	22.0%
Add: D&A	14.3%	14.6%	14.1%	16.1%	15.4%
OIBDA margin	44.3%	41.7%	40.2%	36.0%	37.4%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments, long-term deposits and effect of hedging of non-ruble denominated debt. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Net debt can be reconciled to our consolidated statements of financial position as follows:

RUB mln	As of Dec 31, 2014	As of Jun 30, 2015
Current portion of LT debt and of finance lease obligations	41,955	49,624
LT debt	240,860	263,382
Finance lease obligations	8,857	8,466
Unamortized debt issuance cost	(1,707)	(2,496)
Total debt	289,965	318,976
Less:
Cash and cash equivalents	61,410	44,120
ST investments	9,942	46,319
LT deposits	13,671	36,802
Effects of hedging of non-ruble denominated debt	21,936	17,340
Net debt	183,006	174,395

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

RUB mln	For six months ended Jun 30, 2014	For six months ended Jun 30, 2015
Net cash provided by operating activities	77,838	72,016
Less:
Purchases of property, plant and equipment	(23,062)	(40,921)
Purchases of intangible assets(3)	(5,447)	(12,720)
Proceeds from sale of property, plant and equipment	231	1,326
Investments in and advances to associates	(2,702)	—
Free cash flow	46,858	19,701

(3)  Excluding purchase of 3G license in Ukraine in the amount of RUB 7,044 mln

LTM Adjusted OIBDA can be reconciled to our consolidated statements of operations as follows:

RUB mln	Six months ended Dec 31, 2014	Six months ended Jun 30, 2015	Twelve months ended Jun 30, 2015
	A	B	C = A + B
Net operating profit	56,316	41,664	97,980
Less: Gain from reentrance into Uzbekistan	(6,734)	—	(6,734)
Add: Provision for cash balances deposited in distressed Ukrainian banks	5,138	1,698	6,836
Add: D&A	38,593	40,669	79,262
LTM ADJUSTED OIBDA	93,313	84,031	177,344

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•             shows traffic-generating activity or

•             accrues a balance for services rendered or

•             is replenished or topped off

Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014 (UNAUDITED)

(Amounts in millions of RUB except per share amount)

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Net operating revenue
Service revenue	188 831	184 174	95 021	92 845
Sales of handsets and accessories	14 042	12 251	7 669	6 034
	202 873	196 425	102 690	98 879
Operating expenses
Cost of services	(63 400)	(57 062)	(31 028)	(28 665)
Cost of handsets and accessories	(11 729)	(10 820)	(7 043)	(5 381)
Selling, general and administrative expenses	(44 745)	(42 702)	(22 449)	(21 392)
Depreciation and amortization expense	(40 669)	(36 429)	(20 221)	(18 326)
Other operating expense	(611)	(1 040)	(94)	(174)
Operating share of the profit of associates	1 643	1 014	646	393
Provision for cash balances deposited in distressed Ukrainian banks	(1 698)	—	—	—

Net operating profit	41 664	49 386	22 501	25 334

Currency exchange gain	107	435	3 616	4 201

Other (expenses)/income:
Finance income	4 763	2 316	2 437	1 358
Finance costs	(12 609)	(8 480)	(6 561)	(4 043)
Other (loss)/income	(599)	534	(594)	733
Total other expenses, net	(8 445)	(5 630)	(4 717)	(1 952)

Profit before provision for income taxes	33 326	44 191	21 399	27 583

Income tax expense	(6 649)	(9 364)	(4 711)	(5 615)

Net profit	26 677	34 827	16 688	21 968

Net loss/(profit) attributable to non-controlling interests	1 284	(309)	386	(159)

Net profit attributable to the MTS Group	27 961	34 519	17 074	21 810

Other comprehensive (loss)/profit, net of taxes
Currency translation adjustment	(12 042)	(9 647)	(3 086)	(3 731)
Unrealized (losses)/gains on derivatives	(3 402)	1 173	(811)	(1 181)
Total other comprehensive loss, net of taxes	(15 444)	(8 474)	(3 897)	(4 912)
Total comprehensive income	11 233	26 353	12 792	17 056
Less comprehensive loss/(income) attributable to the noncontrolling interests	1 604	(309)	860	7

Comprehensive income/(loss) attributable to the Group	12 837	26 045	13 652	17 063

Weighted average number of common shares outstanding, in millions - basic and diluted	1 989	1 989	1 989	1 989
Earnings per share attributable to the Group - basic and diluted:	14.06	17.15	8.59	19.51

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As of June 30,2015 AND As of December 31,2014

(Amounts in millions of RUB)

	As of June 30,	As of December 31,
	2015	2014
NON-CURRENT ASSETS:
Property, plant and equipment	291 118	299 023
Investment property	314	290
Intangible assets	105 374	98 520
Investments in associates	12 383	15 217
Deferred tax assets	5 633	6 186
Non-current income tax assets	836	—
Other non-current non-financial assets	10	—
Other investments	40 089	17 065
Accounts receivable (related parties)	3 154	—
Other non-current financial assets	17 348	21 950
Total non-current assets	476 259	458 251

CURRENT ASSETS:
Inventory	9 984	7 509
Trade and other receivables	35 504	34 463
Accounts receivable (related parties)	5 394	4 525
Short-term investments	46 319	9 942
VAT receivable	9 653	8 071
Current income tax assets	3 858	8 656
Assets held for sale	659	2 136
Advances paid and prepaid expenses, other current assets	3 533	4 341
Cash and cash equivalents	44 120	61 410
Total current assets	159 024	141 053

Total assets	635 283	599 304

EQUITY:
Total shareholders’ equity attributable to the MTS Group	148 509	168 829
Non-controlling interests	8 348	9 793
Total equity	156 857	178 622

NON-CURRENT LIABILITIES:
Borrowings	270 055	248 549
Deferred tax liabilities	23 912	24 809
Provisions	2 957	2 838
Other financial liabilities	3 590	3 714
Other non-financial liabilities	4 617	4 583
Total non-current liabilities	305 131	284 493

CURRENT LIABILITIES:
Borrowings	48 921	41 416
Provisions	8 005	8 684
Trade and other payables	87 725	54 839
Accounts payable (related parties)	2 816	4 674
Income tax liabilities	468	1 368
Other non-financial liabilities	25 360	25 208
Total current assets	173 295	136 189

Total liabilities and equity	635 283	599 304

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(Amounts in millions of RUB)

	Six months ended	Six months ended
	June 30, 2015	June 30, 2014

Net profit	26 677	34 827

Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	40 669	36 429
Finance income	(4 763)	(2 316)
Finance costs	12 609	8 480
Income tax expense	6 649	9 364
Currency exchange gain	(107)	(435)
Amortization of deferred connection fees	(569)	(576)
Equity in net loss/(profit) of associates	(839)	(794)
Change in fair value of financial instruments	(91)	(943)
Inventory obsolescence expense	86	162
Provision for doubtful accounts	1 483	1 733
Change in provisions	4 752	4 851
Other non-cash items	(294)	(60)

Working capital adjustments:
(Increase)/Decrease in accounts receivable	(4 824)	2 698
(Increase)/Decrease in inventory	(2 516)	1 030
(Increase)/Decrease in VAT receivable	(1 599)	280
Decrease in prepaid expenses and other assets	3 113	716
Increase/(Decrease) in trade accounts payable, accrued liabilities and other liabilities	2 103	(6 614)

Dividends received	1 471	1 303
Income taxes paid	(4 207)	(5 898)
Interest received	2 062	1 292
Interest paid (net of interest capitalised)	(9 849)	(7 691)
Net cash provided by operating activities	72 016	77 838

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(40 921)	(23 062)
Purchases of intangible assets (net of purchases of 3G licences in Ukraine)	(12 720)	(5 447)
Purchases of 3G licences in Ukraine	(7 044)	—
Proceeds from sale of property, plant and equipment	1 326	231
Purchases of short-term investments	(28 790)	(29 187)
Proceeds from sale of short-term investments	4 422	23 383
Purchase of other investments	(39 867)	(15 283)
Proceeds from sale of other investments	97	730
Investments in associates	—	(2 702)
Net cash used in investing activities	(123 497)	(51 337)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes	(479)	(16 619)
Notes and debt issuance cost paid	(1 213)	(25)
Finance lease principal paid	(224)	(20)
Dividends paid	(82)	(56)
Cash flows under capital transactions with related parties	4 252	—
Proceeds from loans	43 818	20 000
Loan principal paid	(9 009)	(5 944)
Other financing activities	5	(2)
Net cash provided by/(used) in financing activities	37 068	(2 666)

Effect of exchange rate changes on cash and cash equivalents	(2 924)	(998)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS:	(17 337)	22 837

CASH AND CASH EQUIVALENTS, at beginning of the period, including cash and cash equivalents within assets held for sale of 156	61 566	30 612

CASH AND CASH EQUIVALENTS, at end of the period	44 229	53 449
Less cash and cash equivalents within assets held for sale	(109)	—
CASH AND CASH EQUIVALENTS, at end of the period	44 120	53 449

Investor conference call – August 18, 2015 Andrei Dubovskov President, Chief Executive Officer Alexey Kornya Vice President, Chief Financial Officer Vasyl Latsanych Vice President, Chief Marketing Officer Group Financial Results for the second Quarter 2015

Safe Harbor Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Table of contents FINANCIAL & CORPORATE HIGHLIGHTS Key period highlights: 3D Strategy Group financial highlights: revenue Group financial highlights: adjusted OIBDA Group financial highlights: net profit Group mobile subscriber base dynamics Group capital expenditures Group debt at the end of Q2 2015 Group balance sheet and net debt Outlook for 2015 Dividend outlook KEY FINANCIAL & OPERATING RESULTS Russia financial highlights Russia revenue breakdown Russia VAS revenue Russia mobile operating indicators Russia fixed financial and operating indicators MGTS MTS retail network development Nvision Group overview and deal structure Ukraine, Armenia and Turkmenistan financial highlights & operating indicators Uzbekistan: re-entering the market Belarus financial highlights & operating indicators APPENDIX

4 FINANCIAL & CORPORATE HIGHLIGHTS

KEY PERIOD HIGHLIGHTS: 3D STRATEGY



CONS. REVENUE
(RUB bln)
Q2 2015 102.7
Q2 2014 98.9
+3.9%
TOTAL RUSSIA REVENUE
(RUB bln)
Q2 2015 94.3
Q2 2014 90.4
+4.4%
MOBILE REVENUE IN RUSSIA
(RUB bln)
Q2 2015 72.7
Q2 2014 70.7
+2.8%
DATA TRAFFIC REVENUE IN RUSSIA
(RUB bln)
Q2 2015 18.9
Q2 2014 15.3
+23.4%
SALES OF HANDSETS IN RUSSIA
(RUB bln)
Q2 2015 7.6
Q2 2014 6.0
+26.7%
CHURN RATE IN RUSSIA
Q2 2015 9.1%
Q2 2014 10.9%
-1.8pp
GROUP OIBDA
(RUB bln)
Q2 2015 42.7
Q2 2014 43.7
-2.1%
RUSSIA OIBDA
(RUB bln)
Q2 2015 41.2
Q2 2014 40.3
+2.2%

DATA: **Growth in a challenging macroeconomic environment**

- Rise in Group revenue in spite of macroeconomic challenges throughout our markets of operation
- Market-leading growth in data traffic revenue in Russia
- Highest smartphone penetration in the Russian market
- Launch and development of LTE in 78 regions of Russia
- Won license for providing 3G-services throughout Ukraine

DIFFERENTIATION: **Focus on a unique customer value proposition**

- Leading proprietary retail network of over 4,400 stores across Russia
- Y-o-Y increase in sales of handsets due to decrease in smartphone prices to push customer data adoption
- Leveraging GPON and improved market share in Moscow broadband and Pay-TV markets
- Introduction of satellite TV products across Russia
- Entrance into the market of IT Services through acquisition of NVision Group, the developer and owner of the MTS billing system and one of the largest system integrators and complex IT solutions providers in Russia

DIVIDENDS: **Efficiency and value creation**

- Paid out dividends of RUB 19.56 per ordinary MTS share (RUB 39.12 per ADR), or a total of RUB 40.4 bln, based on the full-year 2014 financial results
- The Board recommended that an EGM be held on September 30, 2015, to approve semi-annual dividends of RUB 5.61 per ordinary MTS share (RUB 11.22 per ADR), or a total of RUB 11.59 billion (RUB 11,592,580,082.82), based on H1 2015 financial results.

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Group financial highlights: Revenue TOTAL GROUP REVENUE (RUB bln) TOTAL GROUP REVENUE BREAKDOWN, Q2 2015 Strong Y-o-Y revenue growth due to: Increase in data traffic revenues and expansion of our active subscriber base in Russia Surge in the sales of handsets in Russia due to reduction of the prices on smartphones and increase in our retail footprint Stable revenue performance in our foreign subsidiaries Contribution from our subsidiary in Uzbekistan, where we relaunched operations in December 2014 Y-o-Y revenue dynamics also impacted by Decrease in revenues in Ukraine due to hryvna devaluation and termination of business activities in Crimea Q-o-Q revenue growth in line with the seasonal trends, in particular higher roaming revenues, as well as increased sales of smartphones +3.3% +1.4% +3.9% +2.5% Russia mobile , 69% Sales of handsets , 7% Russia fixed , 14% Ukraine , 6% Armenia , 2% Turkmenistan , 1% Uzbekistan , 1% Uzbekistan; <1%

GROUP FINANCIAL HIGHLIGHTS: ADJUSTED OIBDA

TOTAL GROUP ADJUSTED OIBDA*
(RUB bln)



+3.6%
-2.1%
+3.4%
-2.1%
42.2
43.7
49.0
44.3
41.3
42.7
85.8
84.0
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
H1 2014
H1 2015

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	H1 2014	H1 2015
ADJ. OIBDA MARGIN*	43.2%	44.2%	45.7%	41.4%	41.2%	41.6%	43.7%	41.4%

OIBDA MARGIN: FACTOR ANALYSIS



44.2%
-0.1pp
+2.3pp
-1.9pp
-0.9pp
-0.6pp
-0.7pp
-1.0pp
+0.3pp
41.6%
Q2 2014
Net voice revenue
Net VAS revenue
Net roaming revenue
Net revenue from handsets & accessories
Operating expenses
Ukraine
Other foreign subsidiaries
Share of profit of Belarus
Q2 2015

*Adjusted for a gain in the amount of RUB 6.7 bln (RUB 3.6 bln in Q3 2014 and RUB 3.1 bln in Q4 2014) from reentrance into Uzbekistan and adjusted for provision for cash balances deposited in distressed Ukrainian banks: RUB 5.1 bln and RUB 1.7 bln in Q4 2014 and Q1 2015 respectively

- Y-o-Y decline in Adjusted OIBDA reflects:
  - Higher contribution from sales of handsets in Russia to the sales mix
  - Hryvnia devaluation
  - Costs related to the development of operations in Uzbekistan
  - Payroll increase in Russia in September 2014
  - Increased inflationary pressures in our core markets, including increased utility expenses, lines and sites rental costs, higher network maintenance and IT costs and increased taxes and frequency fees in Ukraine
- Q-o-Q OIBDA increase indicates seasonally higher contribution from roaming revenues and improved profitability of roaming and international calling due to the strengthening of the ruble and increase in prices for international roaming and calling in Russia

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Data+Differentiation+Dividends

Group financial highlights: Net PROFIT TOTAL GROUP NET PROFIT (RUB bln) +71.6% -21.7% +56.8% NET PROFIT MARGIN 13.0% 22.1% 14.4% 1.3% 10.9% 16.6% 17.6% 13.8% Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 H1 2014 H1 2015 -19.0% Net profit in Q2 2015 positively impacted by: OIBDA trends A FOREX gain of RUB 3.6 bln based on the value of MTS’s foreign currency-denominated debt due to ruble appreciation MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group 34.5 28.0 H1 2014 H1 2015

Group Mobile subscriber BASE dynamics MTS SUBSCRIBERS (MLN UNLESS NOTED) Q1 2015 Q2 2015 % Change TOTAL MOBILE 104.2 105.3 +1.0% RUSSIA 74.5 75.4 +1.2% UKRAINE* 20.3 20.3 +0.2% TURKMENISTAN 1.7 1.6 -3.1% ARMENIA 2.1 2.1 -0.3% UZBEKISTAN 0.4 0.6 +51.8% BELARUS** 5.3 5.3 STABLE *Including CDMA subscribers **MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated In Russia, MTS continues to attract and retain high-quality subscribers by promoting innovative tariff plans and driving sales through its proprietary retail network MTS sustains its active subscriber base through: Best-in-class customer service Market-leading network performance Tariff plans and a market-leading retail platform designed to migrate voice-only customers to data plans

Group Capital Expenditures In H1 2015, CAPEX trended higher at RUB 53.6 bln as the Company accelerated development of its 3G and 4G/LTE networks and moved spending from H2 2015 to H1 2015 Key projects include the enhancement of 3G networks in Russia, roll-out of LTE/4G networks throughout Russia, and the ongoing deployment of GPON in Moscow as well as network modernization in other markets of operations In Q1 2015, MTS won a tender for a nationwide license for the provision of 3G telecommunications services in the 1950-1965 MHz/2140-2155 MHz. The cost of the license amounted to UAH 2.7 bln (RUB 7.044 bln) In Q2 2015, MTS also made the first of two payments for refarming of the frequencies to be used for 3G/UMTS services in Ukraine in the amount of UAH 358 million (RUN 865 mln) MTS will invest up to an additional RUB 7 bln to develop 3G networks in Ukraine till the end of 2015 Added CAPEX in Ukraine should increase MTS’s total Group CAPEX to RUB 92 bln for FY 2015 RUSSIA 85,491 49,351 UKRAINE* 4,210 3,564 ARMENIA 1,142 171 TURKMENISTAN 1,084 314 UZBEKISTAN 1 241 GROUP* 91,929 53,641 - AS % OF REVENUE 22.4% 26.4% (in RUB mln) 2014 6M 2015 FY2015 CAPEX ≈ 92,000* * Excluding costs of UAH 2.7 bln (RUB 7.044 bln) related to the acquisition of a 3G license 53,641 6M 2015 91,929 2014

Group debt at the end of Q2 2015 **Including financial leasing and including FOREX hedging in the amount of $610.9 mln as of Q2 2015 GROSS/NET DEBT COMPOSITION BY CURRENCY Q2 2015** 2% 79% 19% 43% 57% MTS 08 and BO-01 ruble bonds contain put options that can be exercised in November 2015 and in March 2018 respectively. MTS expects the options to be exercised. DEBT REPAYMENT SCHEDULE (RUB bln) Total Group Debt* = RUB 312.6 bln Enhanced liquidity by concluding two credit agreements: Signed a USD 200 mln equivalent term loan facility agreement with China Development Bank Corporation (“CDB”) in renminbi and US dollars Opened a credit line with Sberbank PJSC in the amount RUB 15 bln Quarterly decrease in total debt due to debt repayments and revaluation of the foreign-currency denominated portion of the debt portfolio following ruble strengthening during Q2 2015 High proportion of ruble-denominated debt mitigates risks associated with currency volatility and enhances MTS’s balance sheet strength 97% ruble net debt position USD-denominated debt off-set by hedging activities, USD/EUR-denominated short term investments and long-term deposits *Net of financial leasing and unamortized debt issuance cost WEIGHTED AVERAGE INTEREST RATE Gross debt Net debt NET DEBT FACTOR ANALYSIS BY CURRENCY (RUB BLN) 97% 3% 73% 27% USD/ EUR RUB/other local currencies 8.4% 9.4% 5.6% 6.4% 9.0% - 1.8% Gross debt Net debt USD/ EUR RUB Total 231.6 32.1 13.0 17.3 169.3 87.3 12.0 33.4 36.8 5.2 Gross debt** Cash Short term investments Long term deposits Present value of hedge Net debt RUB/other local currencies USD/EUR

Group balance sheet and Net debt BALANCE SHEET (RUB mln) As of March 31, 2015 As of June 30, 2015 CASH AND CASH EQUIVALENTS 43,776 44,120 SHORT-TERM INVESTMENTS 42,993 46,319 LONG-TERM DEPOSITS 38,148 36,802 TOTAL DEBT* 329,662 318,976 LONG-TERM DEBT 284,910 270,055 SHORT-TERM DEBT 44,752 48,921 PRESENT VALUE OF HEDGE 20,286 17,340 NET DEBT** 184,459 174,395 LTM ADJUSTED OIBDA 178,283 177,344 NET DEBT/LTM ADJUSTED OIBDA 1.0x 1.0x Net debt/LTM OIBDA remains stable at 1.0x reflective of the Company’s prudent financial policies *Including finance lease obligations **Adjusted for the effects of hedging of non-ruble denominated debt NET DEBT (RUB bln)

OUTLOOK FOR 2015

TOTAL GROUP REVENUE
(RUB bln)


2014
410.8
2015E
>2.0%

TOTAL RUSSIA REVENUE
(RUB bln)


2014
374.9
2015E
>3.0%

GROUP ADJUSTED OIBDA MARGIN


2014
43.6%
2015E
>40.0%

GROUP CAPEX
(RUB bln)


2014
91.9
2015E
≈92.0*

- MTS reaffirms its Group guidance:
  - Group revenue growth of more than 2%
  - Revenue growth in MTS Russia more than 3%
  - Group OIBDA margin of more than 40%
- MTS revises its FY2015 CAPEX guidance to RUB 92 bln to reflect planned investments in 3G network development in Ukraine
- Group revenue and OIBDA dynamics will continue to be impacted by currency volatility in Russia and Ukraine
- MTS sees significant macroeconomic uncertainty and volatility across its markets of operation, which may cause MTS to revisit its revenue and OIBDA guidance and, in turn, impact its financial ansd operating results

* Excluding costs of UAH 2.7 bln related to the acquisition of a 3G license

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Dividend Outlook DIVIDEND POLICY In April 2013, MTS Board approved a new dividend policy, which stipulates that for the calendar years 2013-2015, MTS aims to payout a minimum dividend distribution of an amount equal to at least 75% of Free Cash Flow for the relevant financial period or, if greater, RUB 40.0 bln per year In 2013, MTS also started paying out dividends on a semi-annual basis using interim H1 and full-year financial result MTS paid out in total RUB 51.2 bln in 2014 OUTLOOK FOR 2015 Paid out dividends of RUB 19.56 per ordinary MTS share (RUB 39.12 per ADR), or a total of RUB 40.4 bln, based on the full-year 2014 financial results. The Board recommended that an EGM is held on September 30, 2015, to approve semi-annual dividends of RUB 5.61 per ordinary MTS share (RUB 11.22 per ADR), or a total of RUB 11.6 billion, based on H1 2015 financial results. DIVIDEND HISTORY AND OUTLOOK (RUB bln) Dividends paid BoD dividend recommendation for H1 2015 30.7 30.0 30.4 41.0 51.2 40.4 11.6 2010 2011 2012 2013 2014 2015 52.0

15 KEY FINANCIAL & OPERATING RESULTS

RUSSIA FINANCIAL HIGHLIGHTS

TOTAL RUSSIA REVENUE
(RUB bln)



+3.6%
+4.4%
+4.3%
+4.0%
87.3
90.4
99.2
98.0
90.4
94.3
177.6
184.8
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
H1 2014
H1 2015

TOTAL RUSSIA OIBDA
(RUB bln)



+6.6%
+2.2%
+8.1%
+1.6%
37.8
40.3
45.5
41.4
38.2
41.2
78.2
79.4
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
H1 2014
H1 2015

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	H1 2014	H1 2015
OIBDA MARGIN	43.4%	44.6%	45.8%	42.2%	42.2%	43.7%	44.0%	43.0%

- Y-o-Y revenue expansion driven by:
  - Higher usage of voice, messaging and data products
  - Increased data adoption among subscribers
  - Subscriber additions
  - Increased sales of handsets
- Q-o-Q growth in revenue demonstrates seasonal trends, including higher roaming revenues , and reflects increased sales of handsets following a reduction in prices in our retail network in April 2015
- Quarterly OIBDA growth reflects revenue dynamics and lower costs related to international calling and international roaming due to ruble appreciation
- OIBDA growth attributable to reduced dealers commission following a decline in volume and quality of subscribers acquired through Svyaznoy, which led to the Company's decision to discontinue sales through this channel, and focus on proprietary retail network

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Russia REVENUE BREAKDOWN MOBILE REVENUE (RUB bln) FIXED LINE REVENUE (RUB bln) SALES OF HANDSETS & ACCESSORIES (RUB bln) Y-o-Y growth in mobile service revenue attributable to: Increased data adoption through higher penetration of smartphones and tablets aided by aggressive smartphone pricing strategy Upselling existing data users to tariff plans and options with incremental higher traffic allowances Expansion of the subscriber base Quarterly improvement in mobile service revenues due to seasonally higher roaming revenue Slight Y-o-Y increase in fixed-line revenue as growth of B2C business in Moscow and in the regions was mitigated by reduction in low-margin traffic transit business Increase in sales of handsets reflects the reduction in prices in April 2015 to sustain growth in smartphone penetration +4.3% +2.8% +3.2% +3.4% +2.6% +0.8% +2.5% +0.8% -2.9% +26.7% +21.6% +13.8%

Russia vas revenue DATA TRAFFIC REVENUE (RUB bln) TOTAL VAS REVENUE (RUB bln) Y-o-Y growth in data revenues attributable to Company's focus on stimulating data usage, promotion of affordable smartphones in its retail chain, sustained investment in high-speed data networks, and success in creating the market’s strongest value proposition to customers Sustained data traffic revenue growth driven by growth in smartphone and tablet penetration and migration of customers to data packages Key initiatives included: Development of LTE networks in 78 Russia’s regions Reduction in smartphone prices by up to 30% in all of the MTS retail stores Discontinuation of unlimited tariff plans for USB modems Decrease in the free data offerings which come with USB modems and routers (from one month of free Internet to 14 days) +13.2% +1.1% +12.7% +0.2% +6.9% +23.4% +4.7% +24.7%

Russia mobile operating indicators ARPU (RUB) MOU (MIN) Y-o-Y ARPU dynamics demonstrate Company’s focus on providing incremental data traffic allowances to stimulate data usage Quarterly increase in ARPU attributable to seasonal factors, including higher roaming revenues MOU dynamics showcase Company’s success in driving usage by promoting tariff plans with free on-net calling Decline in churn demonstrates Company’s focus on customer loyalty and higher-quality subscriber additions SUBS, MLN 70.0 70.6 73.3 74.6 74.5 75.4 CHURN, % 10.1% 10.9% 9.2% 11.0% 10.1% 9.1% VAS ARPU 118.6 118.9 126.5 125.0 126.1 125.7 - AS % OF ARPU 36.5% 35.4% 35.4% 37.1% 40.0% 38.8% APPM 0.92 0.90 0.95 0.86 0.86 0.83 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 +3.3% -3.5% +2.6% +5.7% +4.0% +5.7%

RUSSIA FIXED FINANCIAL AND OPERATING INDICATORS

B2C FIXED LINE REVENUE
(RUB bln)


+2.0%
+2.2%
STABL E
+3.1%
7.1
7.3
7.1
7.3
7.4
7.4
14.4
14.9
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
H1 2014
H1 2015

OTHER FIXED LINE REVENUE
(B2B+B2G+B2O)
(RUB bln)


+3.2%
STABL E
+4.8%
-1.2%
8.0
8.3
8.7
8.6
7.9
8.3
16.3
16.1
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
H1 2014
H1 2015

B2C ARPU
(RUB)


+3.4%
+11.8 %
+1.9%
319
330
328
343
362
369
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015
HOUSEHOLDS PASSED, 000's	12,347	12,390	12,471	12,541	12,526	12,545
NO. OF SUBS, 000's'	7,426	7,294	7,185	7,062	6,766	6,705

'Including residential fixed-line telephony, broadband, and pay-TV subscribers

- Sustained Y-o-Y improvement in B2C revenue attributable to development of the subscriber base in Moscow and the regions and upselling existing customers and network modernization
- Marked B2C ARPU growth highlights the rising share of double-play and triple-play customers, the continued migration of Pay-TV subscribers to MTS's digital TV platform, upselling broadband subscribers through modernization of fixed-line networks in the regions and migration of ADSL customers in Moscow to GPON
- Decline in residential subscriber base reflects the migration of Pay TV subscribers from analogue to digital platforms, which results in defection of lower-value subscribers, including social package subscribers, as well decline in the number of fixed-line telephony users

MTS You know that you can!
20
Data+Differentiation+Dividends

MGTS In H2 2011, MGTS began a RUB 50.0 bln investment project to replace outdated ADSL networks with state-of-the-art Gigabit Capable Passive Optic Network (GPON), which allow Internet access speeds of up to 1 Gb/s to the Moscow households and businesses MGTS currently offers broadband access at the speeds up to 500 Mb/s and over 200 TV channels, including 35 HD channels as well as VoD services over IPTV MGTS is growing its subscriber base by upselling its existing customers from ADSL to GPON and acquiring new subscribers Construction of GPON network enabled MTS to increase its B2C revenue from broadband and Pay-TV offerings by 33.9% year-over-year and enhance its presence in the Moscow market GPON ROLLOUT/SUBSCRIBERS (mln) 2.5 2.7 3.0 3.5 3.7 3.7 0.8 0.8 0.9 1.1 1.2 1.3 0.30 0.35 0.45 0.55 0.65 0.75 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Households Passed Telephony Subscribers (RHS) Broadband/Pay TV Subscribers (RHS)

MTS retail network At the end of Q2 2015, MTS’s retail network comprised 4,422 stores, including 1,435 franchised outlets In Q2 2015, smartphones accounted for 64% of phones sold in MTS stores in units LTE smartphones accounted for 24.8% of smartphones in units sold in the MTS retail chain In Q2 2015, MTS reduced prices on all models of smartphones sold in its retail chain in order to: Counteract competitors’ efforts to markedly increase their share of distribution in the market Drive further migration to higher-value tariffs and data plans As a result, we registered a 35.5% Y-o-Y increase in number of smartphones sold, while total smartphone penetration on our network reached 44.9% SMARTPHONES SALES AND PENETRATION, 2011 – 2015 SMARTPHONES SALES BY PRICE CATEGORY (000’s units) 52% 66% 78% 88% 89% 20% 29% 48% 63% 64% 14% 23% 32% 42% 45% 2011 2012 2013 2014 Q2 2015 Sales of smartphones through MTS own stores as % of total handsets sold in RUB (period average) Sales of smartphones through MTS own stores as % of total handsets sold in units (period average) Smartphones penetration as % of all mobile phones on MTS network (eop)

NVISION GROUP OVERVIEW AND DEAL STRUCTURE

- Exclusive developer and owner of the billing systems utilized by MTS (FORIS BSS/OSS, MEDIO SCP)
  - One of the largest Russian developers of complex IT-solutions and full-cycle IT-integrators
  - In 2014, revenue of NVision Group amounted to RUR 24.1 bln with MTS contracts accounting for over 50% of total revenue
  - 22 offices in Russia, the CIS and the Czech Republic and 2,600 employees

- MTS has signed binding agreements to acquire 100% of NVision Group JSC from subsidiaries of Sistema JSFC for RUB 15.0 billion, including net debt
  - In phase one of the transaction (completed as of July 17, 2015) MTS acquired 100% of the shares of SITRONICS Telecom Solutions CJSC and NVision Czech Republic a.s.
  - In phase two – to be completed by the end of 2015 – MTS will acquire 100% shares of Nvision Group JSC

Acquisition of NVision is in line with MTS's 3D strategy: Data + Differentiation + Dividends

DATA	• Control over development of billing systems, which significantly impact customer loyalty and churn reduction • Reduces "time-to-market" of new data products due to enhanced quality and efficiency of MTS billing systems • Replacement of the current billing provider is expensive, time-consuming and would create significant operational risks
DIFFERENTIATION	• Opportunity to enter the fast-growing ICT services market with convergent systems integration + telco offerings • Increases chances to win complex B2B tenders for telecom and IT integration services • Enhances long-term customer value and improves loyalty of B2B customers
DIVIDENDS	• Turns billing-related CAPEX into OPEX • Reduces OPEX through lower IT and software servicing costs (i.e. elimination of a "middle-man")

MTS You know that you can!
3D Data+Differentiation+Dividends
23

Ukraine financial highlights Y-o-Y decline in topline reflective of termination of operations in Crimea, operational challenges in the East of Ukraine and weaker macroeconomic environment Organically the business unit demonstrates positive dynamics Y-o-Y driven by growth in interconnect revenues, the launch of 3G services through a roaming agreement with a local provider TriMob and increase in prices for tariff options, international roaming and calling Q-o-Q decline in revenue and adjusted OIBDA largely due to decrease in international interconnect revenues as a result of an increase in consumer prices for calling from Russia to Ukraine TOTAL UKRAINE REVENUE (UAH mln) TOTAL UKRAINE ADJUSTED OIBDA* (UAH mln) * Adjusted for provision for cash balances deposited in distressed Ukrainian banks: UAH 1,449 bln and UAH 648 mln in Q4 2014 and Q1 2015 respectively ADJUSTED OIBDA MARGIN 51.3% 49.8% 43.0% 42.2% 47.0% 38.9% 50.5% 43.2% Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 H1 2014 H1 2015 +1.3% +6.5% -5.9% -8.1% -13.4% +3.3% -26.3% -23.9%

UKRAINE VAS REVENUE Y-o-Y decline in total VAS revenue as a result of reduced consumption of value-added services, messaging and SMS-based content related to overall drop in domestic traffic and reduction in the subscriber base after termination of operations in Crimea Q-o-Q increase in data traffic revenue due to growing data usage as a result of the 3G roaming agreement with TriMob TOTAL VAS REVENUE (UAH mln) DATA TRAFFIC REVENUE (UAH mln) -8.2% -8.5% +1.6% +2.5% -0.7% +2.9% -13.1% -0.8% 813 747 694 603 672 683 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 270 277 263 227 268 276 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 1,560 1,355 H1 2014 H1 2015 548 543 H1 2014 H1 2015

UKRAINE operating indicators Y-o-Y increase in ARPU due to growth in interconnect revenues and an increase in prices Y-o-Y decline in voice usage attributable to the difficulty in provisioning services in eastern Ukraine and impact of macroeconomic factors on overall voice traffic Loss of business in Crimea also a factor, because of high levels of MOU in region ARPU (UAH) MOU (MIN) SUBS, MLN 21.7 22.3 22.7 20.2 20.3 20.3 CHURN, % 6.2% 4.5% 4.6% 17.6% 5.5% 5.6% VAS ARPU 12.6 11.3 10.3 9.4 11.1 11.2 - AS % OF ARPU 34.2% 29.6% 25.0% 26.9% 25.9% 28.6% SAC 49.4 50.8 63.4 69.3 69.2 86.7 APPM 0.064 0.067 0.085 0.072 0.084 0.078 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 +4.6% +2.2% -8.3% +0.3% -12.7% -1.2% 37 38 41 35 43 39 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 573 575 483 480 508 502 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015

Armenia financial highlights TOTAL ARMENIA REVENUE (AMD bln) TOTAL ARMENIA OIBDA (AMD bln) Y-o-Y revenue dynamics driven by a sustained decline in local and international calling and roaming due to macroeconomic factors Revenue dynamics aided by increased data revenues through higher smartphone penetration and customer migration to data plans Quarterly revenue increase attributable to seasonal factors, including higher roaming revenue Y-o-Y OIBDA dynamics impacted by The regulatory decision to increase termination rates for international calling starting from Q3 2014 Consulting expenses OIBDA MARGIN 45.5% 47.9% 54.6% 46.6% 48.1% 45.9% 46.8% 47.0% Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 H1 2014 H1 2015 +10.1% -2.1% +9.2% +15.9% -6.1% +4.2% -1.7% -1.2% 17.1 18.9 22.1 19.6 16.9 18.5 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 7.8 9.0 12.1 9.1 8.1 8.5 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 36.0 35.4 H1 2014 H1 2015 16.8 16.6 H1 2014 H1 2015

ARMENIA operating indicators ARPU (AMD) SUBS, 000’s 2,102.5 2,121.8 2,149.4 2,145.5 2,116.6 2,109.7 CHURN, % 7.8% 7.7% 9.0% 9.5% 8.7% 8.4% SAC 5,129.8 5,302.3 4,773.3 6,261.6 5,545.7 5,766.7 APPM 5.80 5.70 6.41 5.65 5.20 5.29 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Y-o-Y decline in ARPU attributable to an increase in free on-net calls included in the packages as well as reduced international calling Quarterly increase in ARPU in line with traditional seasonal trends due to higher subscriber roaming revenues Y-o-Y rise in MOU reflects MTS’s efforts to drive voice usage MOU (MIN) +9.2% -3.5% +10.5% +11.2% +3.9% +8.7% 2,691 2,939 3,379 2,957 2,565 2,836 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 464 516 527 523 493 536 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015

Turkmenistan financial highlights TOTAL TURKMENISTAN REVENUE (TMT mln) TOTAL TURKMENISTAN OIBDA (TMT mln) Y-o-Y topline growth driven by increased data and content revenues due to network enhancement and the promotion of data services Quarterly revenue decline impacted by discontinuation of sales of handsets due to legal restrictions Y-o-Y decline in OIBDA due to the impact of US dollar appreciation on foreign currency denominated cost items, including network maintenance fees, higher line rental costs and an increase in payroll in January 2015 Quarterly OIBDA margin dynamics positively impacted by discontinuation of sales of handsets OIBDA MARGIN 39.0% 44.3% 41.8% 40.2% 36.0% 37.4% 41.7% 36.7% Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 H1 2014 H1 2015 +5.4% +3.2% -0.6% +19.8% -12.9% +3.2% +6.2% -6.5% 65.7 69.3 71.5 75.6 71.9 71.5 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 25.6 30.7 29.9 30.4 25.9 26.7 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 135.0 143.4 H1 2014 H1 2015 56.3 52.6 H1 2014 H1 2015

TURKMENISTAN OPERATING INDICATORS ARPU (TMT) MOU (MIN) Y-o-Y growth in ARPU reflects MTS’s success in monetizing its subscriber base and growing data traffic revenues Y-o-Y decline in MOU attributable to MTS’s initiatives aimed at reducing the share of free on-net calling in the traffic mix SUBS, 000’s 1,691.9 1,699.4 1,691.3 1,718.8 1,675.4 1,622.9 CHURN, % 12.0% 10.4% 11.2% 10.3% 12.1% 13.0% SAC 23.9 24.1 26.7 26.1 28.9 28.3 APPM 0.022 0.024 0.025 0.027 0.027 0.028 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 +6.2% +6.1% +5.1% -2.2% -10.4% +2.2% 12.8 13.6 14.1 14.8 13.7 14.4 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 588 575 564 553 504 515 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015

Uzbekistan: re-entering the market TOTAL UZBEKISTAN REVENUE (UZS bln) SUBS, MLN 0.2 0.4 0.6 ARPU (UZS) - 21,027 23,373 MOU - 356 462 CHURN, % - 8.4% 13.0% Q4 2014 Q1 2015 Q2 2015 OPERATING INDICATORS On September 24, 2014, MTS took possession of a 50.01% stake in the Russian-Uzbek entity Universal Mobile Systems LLC (UMS) UMS has been granted 2G, 3G and LTE licenses, and received frequencies, numbering capacity and other permits required for the launch of the operations MTS launched operations throughout the territory of Uzbekistan on December 1, 2014 MTS expects positive OIBDA in 2016 MTS expects subscriber base to increase to 1.15 mln by the end of 2015 MTS focuses on attracting high-value customers through superior network quality and excellence in customer service TOTAL UZBEKISTAN OIBDA (UZS bln) UZBEKISTAN REVENUE OUTLOOK (UZS bln) UZBEKISTAN OIBDA OUTLOOK (UZS bln) 189.0 4.5 19.3 37.4 Q4 2014 Q1 2015 Q2 2015 - 28.7 - 38.8 - 22.2 Q4 2014 Q1 2015 Q2 2015 2015E - 90.1 2015E

Belarus financial highlights Y-o-Y increase in topline due to Upward price revision during 2014 following devaluation of the Belarussian ruble An increase in data revenues attributable to Company’s success in growing smartphone penetration and customer migration to V&D tariff plans Rising sales of handsets as the Company focused on stimulating sales of smartphones Q-o-Q rise in revenues demonstrates seasonally higher usage, including higher usage of voice and data roaming products Strong Y-o-Y increase in Adjusted OIBDA due to topline trends and growing share of high-margin data revenues in the sales mix TOTAL BELARUS REVENUE (BYR bln) TOTAL BELARUS ADJUSTED OIBDA* (BYR bln) ADJUSTED OIBDA MARGIN 52.8% 51.1% 52.1% 50.3% 54.5% 51.7% 51.9% 53.0% Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 H1 2014 H1 2015 +5.5% +11.5% +5.2% +10.9% +7.8% +6.5% +5.2% +7.8% *OIBDA adjusted in Q1 2015 for reserves due to investments in distressed Delta Bank in the amount of RUB 282 mln (BYR 69.69 bln) 1,110 1,238 1,299 1,327 1,174 1,302 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 586 632 676 667 640 673 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015

belarus mobile operating indicators Y-o-Y improvement in ARPU attributable to increase in tariffs and growing usage of data due to the rising penetration of smartphones and launch of new V&D tariff plans Q-o-Q increase in ARPU in line with the seasonal patterns Y-o-Y decrease in MoU in line with overall market trends as subscribes reduce voice usage under the impact of increased tariffs and lower disposable income The lowest level of churn in the market reflective of the customer loyalty as the Company continues to maintain its leadership position in the market ARPU (BYR 000’s) MOU (MIN) SUBS, MLN 5.2 5.3 5.3 5.3 5.3 5.3 CHURN, % 6.3% 4.7% 5.5% 5.8% 5.1% 4.7% SAC, 000’s 125.4 154.2 158.8 189.1 201.5 222.8 APPM 131.6 139.6 145.0 154.8 153.6 156.1 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 +12.0% +7.0% +6.6% +5.6% -4.3% +4.9% 61 69 72 74 69 73 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 465 491 498 480 448 470 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015

34 APPENDIX

DEFINITIONS & RECONCILIATIONS

In 2010, the Russian State Duma enacted a law requiring Russian companies, which have securities traded on the Moscow Exchange, to prepare consolidated financial statements under International Financial Reporting Standards (IFRS) beginning from the Financial Year ended December 31, 2015. To conform to this requirement, the Group will prepare its financial statements for the Financial Year Ended December 31, 2015 with comparable data for the Financial Year ended December 31, 2014 under IFRS.

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating profit before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use a term Adjusted for OIBDA and operating profit when there were significant excluded one off effects. OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q2 2014					Q1 2015						Q2 2015					
RUB mln	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK	UZB	Group	RUS	UKR	ARM	TUK	UZB
OPERATING PROFIT/(LOSS)	25,334	24,205	2,167	347	255	19,163	21,091	693	436	252	(2,134)	22,501	23,728	1,190	412	237	(1,373)
Add: Provision cash balances deposited in distressed Ukrainian banks	-	-	-	-	-	1,698	-	1,698	-	-	-	-	-	-	-	-	-
ADJUSTED OPERATING PROFIT/(LOSS)	25,334	24,205	2,167	347	255	20,861	21,091	2,391	436	252	(2,134)	22,501	23,728	1,190	412	237	(1,373)
ADD: D&A	18,326	16,133	1,660	419	122	20,448	17,080	1,344	623	205	1,209	20,221	17,517	1,107	525	165	917
ADJUSTED OIBDA	43,661	40,338	3,826	766	377	41,309	38,171	3,735	1,059	458	(925)	42,722	41,245	2,297	937	402	(455)

MTS You know that you can!
35
Data+Differentiation+Dividends

definitions & reconciliations Q2 2014 Q1 2015 Q2 2015 Group RUS UKR ARM TUK Group RUS UKR ARM TUK UZB Group RUS UKR ARM TUK UZB OPERATING MARGIN 25.6% 26.8% 28.2% 21.7% 29.9% 19.1% 23.3% 8.8% 19.8% 19.8% n/a 21.9% 25.2% 20.2% 20.1% 22.0% n/a Add: Provision for cash balances deposited in distressed Ukrainian banks - - - - - 1.7% - 21.5% - - - - - - - - - ADJUSTED OPERATING MARGIN 25.6% 26.8% 28.2% 21.7% 29.9% 20.8% 23.3% 30.2% 19.8% 19.8% n/a 21.9% 25.2% 20.2% 20.1% 22.0% n/a ADD: D&A 18.5% 17.8% 21.6% 26.2% 14.3% 20.4% 18.9% 17.0% 28.3% 16.1% 248.1% 19.7% 18.6% 18.8% 25.7% 15.4% 117.6% ADJUSTED OIBDA MARGIN 44.2% 44.6% 49.8% 47.9% 44.3% 41.2% 42.2% 47.3% 48.1% 36.0% n/a 41.6% 43.7% 38.9% 45.8% 37.4% n/a

*Excluding purchases of 3G license in Ukraine (RUB 7.044 bln) definitions & reconciliations RUB mln As of Dec 31, 2014 As of Jun 30, 2015 Current portion of LT debt and of finance lease obligations 41,955 49,624 LT debt 240,860 263,382 Finance lease obligations 8,857 8,466 Unamortized debt issuance cost (1,707) (2,496) Total debt 289,965 318,976 Less: Cash and cash equivalents 61,410 44,120 ST investments 9,942 46,319 LT deposits 13,671 36,802 Effects of hedging of non-ruble denominated debt 21,936 17,340 Net debt 183,006 174,395 Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with IFRS. RUB mln For six months ended Jun 30, 2014 For six months ended Jun 30, 2015 Net cash provided by operating activities 77,838 72,016 Less: Purchases of property, plant and equipment (23,062) (40,921) Purchases of intangible assets* (5,447) (12,720) Proceeds from sale of property, plant and equipment 231 1,326 Investments in and advances to associates (2,702) - Free cash flow 46,858 19,701 Net debt represents total debt less cash and cash equivalents and short-term investments, long-term deposits and effect of hedging of non-ruble denominated debt. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

definitions & reconciliations LTM Adjusted OIBDA can be reconciled to our consolidated statements of operations as follows: RUB mln Six months ended Dec 31, 2014 Six months ended Jun 30,52015 Twelve months ended Jun 30, 2015 A B C = A + B Net operating profit 56,316 41,664 97,980 Less: Gain from reentrance into Uzbekistan (6,734) - (6,734) Add: Provision for cash balances deposited in distressed Ukrainian banks 5,138 1,698 6,836 Add: D&A 38,593 40,669 79,262 LTM Adjusted OIBDA 93,313 84,031 177,344

definitions & reconciliations Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card: shows traffic-generating activity or accrues a balance for services rendered or is replenished or topped off Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

Contact information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com Latest Financial Information www.mtsgsm.com/resources/reports/ Official MTS Blog www.mtsgsm.com/blog/ Follow Us twitter.com/JoshatMTS Download the MTS Investor Relations App for Pad: http://goo.gl/oRuyqk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: August 18, 2015